LESER HUNTER TAUBMAN & TAUBMAN, PLLC

NEW YORK ▪ WASHINGTON, DC ▪ MIAMI

MARK DAVID HUNTER, ESQ.
(ADMITTED NY, FL AND DC)

E-MAIL: MDHUNTER@LHTTLAW.COM

April 28, 2010

Mark C. Shannon, Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re: Elray Resources, Inc.

Dear Mr. Shannon:

As you know, we were retained by LBB & Associates Ltd., LLP ("LBB"), to respond to your letter to Elray Resources, Inc. (the "Registrant"), dated February 1, 2010. LBB wishes to provide the summary that the Staff has requested. We understand that your February 1, 2010 comment letter resulted from the Registrant's letter dated January 19, 2010 in response to your original comment letter dated December 13, 2009. LBB was not aware of your original December 13, 2009 comment letter with regard to this matter, nor was LBB aware of the Registrant's January 19, 2010 response.

LBB management regrets that it was neither made aware of, nor provided the opportunity to review, the Registrant's January 19, 2010 response letter. Had LBB management been aware, they would have respectfully advised the Registrant to indicate that LBB placed no reliance on other auditors in the issuance of their report. To now clarify, LBB & Associates Ltd., LLP placed no reliance on other auditors in the conduct of our audit of the financial statements of the Company as of and for the year ended December 31, 2008.

As you have requested in your February 1, 2010 letter, the summary below provides a comprehensive analysis which explains how LBB complied with PCAOB auditing standards in the conduct of its audit of the financial statements of the Registrant for the year ended December 31, 2008. This analysis includes procedures LBB performed and evidence it obtained with respect to the Financial Statements. This analysis is comprehensive, but not exhaustive.

1. LBB set forth the timing and scope of the engagement in an engagement letter to the Registrant, dated January 22, 2009, noting it would audit the Registrant's consolidated financial statements.
2. LBB's engagement team planned the audit in accordance with the methodology established by Practitioners Publishing Company ("PPC") in the conduct of PCAOB

audits, and reached satisfactory conclusions regarding the risk assessment, testing scopes, and sufficiency of the audit programs.

a. LBB noted in its planning memo that the Registrant had contracted with a service organization, AIFM Pty Ltd., to process significant accounting information.
b. LBB documented no planned reliance on the Registrant's internal controls.
c. LBB documented fraud risk information, including the results of discussion among engagement team members, as well as the inquiries to be made of the Registrant's Chief Executive Officer, Mike Malbourne.
d. LBB identified a reverse merger which took place during the period.
e. LBB identified long-term assets, notes payable, and equity as areas which may require special consideration. Further, in its planning, LBB identified valuation of mineral deposit reserves as risk among the Registrant's major assets and liabilities.
f. LBB identified that the Registrant's current losses, insufficient working capital, and need for additional funds to finance operations all cause substantial doubt about the Registrant's ability to continue as a going concern.
g. LBB assessed risk of major account categories.
h. LBB did not plan for any reliance on other auditors or specialists.

3. LBB conducted its fieldwork in accordance with the methodology established by PPC in the conduct of PCAOB audits, including the following key substantive procedures applied to 12/31/08 balances:
   a. LBB obtained reconciliation of all material balance sheet accounts of Elray Resources, Inc. ("Parent") and Angkor Wat Mineral Ltd. ("Subsidiary"), and tested material elements of each in accordance with applicable audit programs.
   b. LBB obtained signed standard bank confirmations of Parent and Subsidiary accounts.
   c. LBB obtained written notification from the Registrant's legal counsel of the absence of actual or threatened litigation involving Parent or Subsidiary.
   d. LBB obtained a roll-forward, from 12/31/07 to 12/31/08, of capitalized P,P, & E, noting immaterial additions during 2008. It also recalculated and assess reasonableness of depreciation.
      i. Note: During LBB's prior year audit, it obtained and reviewed the documentation supporting the P, P, & E costs capitalized by the Registrant. As of December 31, 2007, LBB vouched approximately 90%

of the P, P, & E assets of the Registrant, and reviewed pictures of selected assets.

e. LBB obtained a roll-forward, from 12/31/07 to 12/31/08, of capitalized mineral rights acquisition costs, noting immaterial additions during 2008.
    i. Note: During LBB's prior year audit, it obtained and reviewed the executed legal contracts underlying the Registrant's acquisition of its mineral property rights.
f. LBB documented the propriety of capitalizing mineral lease acquisition costs, and reviewed management's assessment for impairment, further noting that management had determined that no impairment existed.
g. LBB performed a search for unrecorded liabilities, using bank statements of each account subsequent to year end to ensure completeness of testing.
h. LBB obtained written confirmation of the note payable to shareholder.
i. LBB obtained written confirmation from the transfer agent of outstanding capital.
j. LBB obtained written confirmation of the balance of contributed capital with major shareholders, and further confirmed that these amounts are accounted for as contributed capital, and not debt, including the $168,000 contributed during the year.
k. LBB documented the propriety of the accounting for the recapitalization of the Registrant via the 2008 reverse merger transaction, further noting that LBB had audited prior year accounts of the subsidiary. (No reliance was placed on the work of other auditors in LBB's prior year audits of subsidiary).

4. Both the Engagement Partner and the Engagement Concurring Partner reviewed the applicable engagement workpapers in accordance with the methodology established by PPC in the conduct of PCAOB audits.
5. Both the Engagement Partner and the Engagement Concurring Partner reviewed and approved the financial statements and associated Form 10-K filings in accordance with the methodology established by PPC in the conduct of PCAOB audits.
6. LBB tied out the trial balance and workpapers to the financial statements included within the Form 10-K.
7. LBB prepared and reviewed the final analytics.
8. LBB obtained and approved the financial statement disclosure checklist.
9. LBB obtained signed management representations.
10. LBB prepared independence and other required communications, and provided them to the audit committee.

11. LBB granted the Company approval of the filing.

We understand this to be a complete response to the Staff's inquiry. Should you have any questions, feel free to contact me.

Sincerely,

Mark David Hunter, Esquire
Counsel for LBB & Associates Ltd., LLP